Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-108532

General Motors	GM Communications Detroit, Mich., USA media.gm.com

For Release:

May 23, 2007, 4:00 p.m. EDT

GM Files Convertible Securities Offering and Obtains Commitment for a Secured Revolving Line of Credit

NEW YORK – General Motors Corporation (NYSE: GM) today announced plans to offer approximately $1.1 billion in convertible debt securities. The notes will be unsecured and will mature on June 1, 2009. GM intends to grant the underwriters of the securities a 13-day option to purchase up to an additional $165 million in principal amount of the securities. The purpose of the offering is to replace $1.1 billion in convertible securities put to the company in March of this year and to bolster liquidity at a time when the capital markets present an attractive opportunity to do so.

The joint-book running managers for the offering are Citi, Deutsche Bank Securities and Goldman, Sachs & Co. In connection with the offering, GM expects to enter into capped call transactions with affiliates of the underwriters of the securities. The capped call transactions are intended to substantially increase the effective conversion premium of the securities and reduce potential dilution to GM common stock upon potential future conversion. The counterparties to the capped call transactions have advised GM that they expect to enter into various derivative and other hedging activity with respect to GM’s common stock, which could have the effect of increasing, or preventing or offsetting a decline in, the price of GM’s common stock concurrently with or following the pricing of the convertible debt securities.

In addition, GM has received commitment for a supplemental revolving credit facility in an aggregate amount of approximately $4.1 billion. The company anticipates that the facility will be secured by GM’s common equity ownership of GMAC LLC and will mature 364 days after the definitive agreement is signed. The credit line could be drawn upon for general corporate purposes including working capital needs.

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GM has filed a registration statement, including a prospectus, with the SEC (Registration No. 333-108532) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GM has filed with the SEC for more complete information about GM and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov or the Investor Relations section of GM’s web site at www.gm.com.

Alternatively, GM, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146, Deutsche Bank Securities at 1-800-503-4611 or Goldman, Sachs & Co. at 1-866-471-2526.

General Motors Corp. (NYSE: GM), the world’s largest automaker based on 2006 sales, has been the annual global industry sales leader for 76 years. Founded in 1908, GM today employs about 280,000 people around the world. With global headquarters in Detroit, GM manufactures its cars and trucks in 33 countries. In 2006, nearly 9.1 million GM cars and trucks were sold globally under the following brands: Buick, Cadillac, Chevrolet, GMC, GM Daewoo, Holden, HUMMER, Opel, Pontiac, Saab, Saturn and Vauxhall. GM’s OnStar subsidiary is the industry leader in vehicle safety, security and information services. More information on GM can be found at www.gm.com.

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Contacts:

Melisa Tezanos

GM Financial Communications

212-418-6261 (office)

212-542-0358 (mobile)

Melisa.tezanos@gm.com

Renee Rashid-Merem

GM Financial Communications

313-665-3128 (office)

586-899-0971 (mobile)

Renee.rashid-merem@gm.com

Forward Looking Statements

In this press release and in related comments by General Motors’ management, we use words like “plan,” “anticipate,” “purpose,” and “commitment” to identify forward-looking statements that represent our current judgment about possible future events. We believe these judgments are reasonable but there can be no assurance that the transactions described in this press release will take place or will occur on the terms described. Forward-looking statements are subject to substantial risks, uncertainties and other factors such as general economic and market conditions.